UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-41937

Psyence Biomedical Ltd.

(Translation of registrant’s name into English)

121 Richmond Street West
Penthouse Suite 1300
Toronto, Ontario M5H 2K1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F      ☐ Form 40-F

EXPLANATORY NOTE

On January 22, 2026, Psyence Biomedical Ltd. (the “Company”) issued a press release announcing that it adjourned its annual and special meeting of shareholders, which had been scheduled for January 22, 2026, due to the absence of a quorum.

The meeting has been adjourned to February 12, 2026, at 9:00 a.m. New York Time / 4:00 p.m. Cape Town time, to be held at Venture Workspace Riverlands, Office Building 4, Riverlands, 51 Gogosoa Street, Observatory, Cape Town, 7935, South Africa.

The record date for determining shareholders entitled to vote at the meeting remains December 23, 2025.

A copy of the press release announcing the adjournment is furnished as Exhibit 99.1 to this Current Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated January 22, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 27, 2026

Psyence Biomedical Ltd.

By:	/s/ Jody Aufrichtig
Name:	Jody Aufrichtig
Title:	Chief Executive Officer and Director

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